Exhibit 99.1

News Release
www.srtelecom.com
For more information:

Mr. William E. Aziz, Interim President and CEO
(514) 335-2429 Ext.4613

SR Telecom Inc. to Appeal Notice of Delisting from Nasdaq

MONTREAL, September 16, 2005 - SR Telecom Inc. (TSX: SRX, Nasdaq: SRXA) today announced that it received notice from The Nasdaq Stock Market Listing Qualifications Department that Nasdaq has determined to delist SR Telecom’s common shares from the Nasdaq National Market. SR Telecom intends to appeal this delisting to a Nasdaq Listing Qualifications Panel; this request for a hearing will stay the delisting of SR Telecom’s common shares, which was initially scheduled for the opening of business on September 21, 2005, pending the resolution of such appeal by the Listing Qualifications Panel.

SR Telecom has received two Nasdaq Staff Determinations, the first on September 12, 2005, indicating that SR Telecom fails to comply with the US$10 million shareholders’ equity requirement for continued listing set forth in Marketplace Rule 4450(a)(3), and the second on September 14, 2005, indicating that SR Telecom fails to comply with the US$1.00 minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a)(5) and that its common shares are therefore subject to delisting from the Nasdaq National Market. SR Telecom intends to request a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determinations. Under Nasdaq’s rules, the delisting of SR Telecom’s Common Shares will be automatically stayed until the Listing Qualifications Panel makes its determination.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release contains information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, the impact of advances in wireless technology, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results and that such differences may be significant. The Company expressly disclaims any obligation to update any forward-looking information.

SR TELECOM, ANGEL and AIRSTAR are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.